UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56394

Magallanes, Inc.

(Exact name of Issuer as specified in its charter)

One AT&T Plaza

208 South Akard Street

Dallas, Texas 75202

(210) 821-4105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:                    One (1)

Effective as of April 8, 2022, Drake Subsidiary, Inc., a wholly owned subsidiary of Warner Bros. Discovery, Inc. (formerly Discovery, Inc.), merged with and into Magallanes, Inc. (such transaction, the “Merger”), with Magallanes, Inc. surviving the Merger as a wholly owned subsidiary of Warner Bros. Discovery, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Magallanes, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 11, 2022	By:	/s/ Gunnar Wiedenfels
		Name:	Gunnar Wiedenfels
		Title:	Chief Financial Officer